SECURITIES AND EXCHANGE COMMISSION



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SEC FILE NUMBER
8 - 51671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*KH 3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSCA Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pickette — (212) 446-9170
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KH 3/16

OATH OR AFFIRMATION

I, Peter Pickette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSCA Capital Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SALVATORE RAPPA
Notary Public, State of New York
No. 02RA6129621
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 27, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSCA CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

CSCA CAPITAL ADVISORS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To CSCA Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CSCA Capital Advisors, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CSCA Capital Advisors, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



Roseland, New Jersey
February 20, 2013

CSCA CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash	$ 12,180,414
Fees receivable	275,000
Prepaid expenses	13,000
	$ 12,468,414
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 49,523
Due to parent	655,329
Total liabilities	704,852
Member's equity	11,763,562
	$ 12,468,414

See accompanying notes to financial statement.

1. Nature of business

Nature of Business

CSCA Capital Advisors, LLC (the "Company"), is a New York limited liability company. The Company is wholly-owned by CS Capital Advisors, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain advisory and consulting services on a fee basis, to corporations, REITs and others in connection with financial transactions including mergers, acquisitions, divestitures, leveraged buy-outs, joint ventures, reorganizations, recapitalizations and other extraordinary corporate transactions. The Company provides fairness opinion letters and valuations, in conjunction with a broad range of financial transactions. The Company also acts as a co-manager on underwritten offerings of debt, preferred, equity or equity-linked securities and agent in the placement of securities. The Company is typically compensated on a fee for services basis, including opinion fees upon rendering opinions, placement agent fee for the placement of securities and its participation in the gross spread associated with underwritten offerings.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 20, 2013. Subsequent events have been evaluated through this date.

Fees Receivable, Advisory Fee and Underwriting Revenue

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2012.

Advisory fee revenues are recorded in accordance with the terms of the advisory agreements and, where applicable, recognized on a pro rata basis over the term of the respective agreements.

Underwriting fees include gains, losses and fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Office Equipment, net

Office equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Office equipment is depreciated over 5 years.

2. Summary of significant account policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and concentration of credit risk

The Company considers money market accounts in banks to be cash.

In the normal course of business, the Company maintains its cash balances in one financial institution, which exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Office equipment

Details of office equipment as of December 31, 2012 are as follows:

Office equipment	$	37,615
Less: accumulated depreciation		(37,615)
	$	-

Depreciation expense was approximately $448 for the year ended December 31, 2012.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. For the year ending December 31, 2012, the total amount incurred by the Company under this agreement was approximately $1,454,000. The Company paid approximately $1,333,000 in 2012, which included the opening balance of approximately $533,000, to the Parent. The remainder of approximately $655,000 was due to the Parent at December 31, 2012.

Minimum Tax Distributions

Pursuant to the Parent's *Operating Agreement*, the Parent's Board of Managers shall cause the Parent to make distributions on a quarterly basis to each member of the Parent. Such distribution shall aggregate an amount equal to at least fifty percent of such member's anticipated distributive share of the Parent's estimated taxable income for such quarter to the extent such income is attributable to allocation of net profit to such member. As net capital requirements permit, the Parent may call upon the Company to fund these obligations.

6. Concentration of revenue

During the year ended December 31, 2012, approximately 84% of the Company's revenues were from three customers.

7. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $11,476,000 which was approximately $11,376,000 in excess of its minimum requirement of approximately $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.